Filed Pursuant to Rule 433
Dated October 26, 2015
Registration No. 333-203125

CAPITAL ONE FINANCIAL CORPORATION

$1,500,000,000 4.200% SUBORDINATED NOTES DUE 2025

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	4.200% Subordinated Notes due 2025

Principal Amount:	US$1,500,000,000

Net Proceeds to Issuer (before expenses):	US$ 1,493,130,000

Ranking:	Unsecured and subordinated to the payment of the Issuer’s senior indebtedness, effectively subordinated to all of the existing and future liabilities and obligations of the Issuer’s subsidiaries, and equal in right of payment to all the Issuer’s existing and future unsecured and subordinated indebtedness.

Expected Security Ratings:*	Baa1 / BBB- / BBB+ (Moody’s / S&P / Fitch)

Trade Date:	October 26, 2015

Settlement Date:	October 29, 2015 (T+3)

Maturity Date:	October 29, 2025

Coupon:	4.200% per annum

Reference Benchmark:	2.00% Notes due August 15, 2025

Reference Benchmark Yield:	2.051%

Spread to Benchmark:	215 bps

Re-offer Yield:	4.201%

Price to Public:	99.992% of principal amount

Interest Payment Dates:	Semi-annually in arrears on April 29 and October 29 of each year, commencing on April 29, 2016 to and including the Maturity Date.

Optional Redemption:	The Issuer has the option to redeem the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, in whole or in part at any time after September 29, 2025 (which is the date that is one month prior to the maturity date of the notes)

CUSIP/ISIN:	14040HBJ3/US14040HBJ32

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Capital One Securities Inc.

Co-Managers:	Goldman, Sachs & Co. RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Citigroup Global Markets Inc., toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037, Deutsche Bank Securities Inc., Attn.: Prospectus Group , 60 Wall Street, New York, NY 10005-2836, Email: prospectus.CPDG@db.com, Tel: (800) 503-4611 or J.P. Morgan Securities LLC, 383 Madison Ave, New York, NY 10179 Attn: Investment Grade Syndicate Desk, Tel (212) 834-4533 (collect).